THOMAS P. GALLAGHER KEVIN M. BRIODY+ JOHN K. BUTLER² BARBARA J. COMLY*+ MARTIN J. CONROY DEBORAH L. CARROLL□ JONATHAN M. GRISCHUK* HERBERT P. MOORE, JR.*	GALLAGHER, BRIODY & BUTLER COUNSELLORS AT LAW PRINCETON FORRESTAL VILLAGE 155 VILLAGE BOULEVARD 2ND FLOOR PRINCETON, NEW JERSEY 08540 _________ (609) 452-6000 Fax: (609) 452-0090	NEW YORK OFFICE 300 PARK AVENUE 17TH FLOOR NEW YORK, NY 10022 212-938-0831 FAX: 212-938-0917 * ALSO ADMITTED IN NY + ALSO ADMITTED IN PA ² ALSO ADMITTED IN DC □ ADMITTED IN NY, DC AND CT ONLY

September 11, 2007

VIA EDGAR

Ms. Sonia Barros
United States Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Thomas Pharmaceuticals, Ltd.
Amendment No. 2 to Registration Statement on Form SB-2
Filed July 27, 2007
File No. 333-142104

Dear Ms. Barros:

On behalf of Thomas Pharmaceuticals, Ltd. (“Thomas” or the “Company”), on September 11, 2007 we filed via Edgar the Company’s Amendment No. 3 to Registration Statement on Form SB-2 (“Amendment No. 3 to the Registration Statement”).

In order to facilitate your review, we have responded on a point-by-point basis, on behalf of the Company, to the comments set forth in your letter dated August 10, 2007 (the “Commission Letter”).  The numbered comments and responses below correspond with the numbered paragraphs in the Commission Letter.

Comment #1

General

1.
Prior to requesting acceleration of effectiveness, please refer to Item 310(g) of Regulation S-B and consider the need to file amended registration statement on Form SB-2 that includes your most recent interim financial statements for the period ended June 30, 2007. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

Response to Comment #1

We have included financial statements for the period ended June 30, 2007 in Amendment No. 3 to the Registration Statement.  We have also filed as an exhibit an updated, signed consent report from our independent accountants.

Comment #2

Prospectus Summary, page 1

2.
We note your statement that you will not be able to continue in the business of selling Acid+All® or engage in any other related or unrelated business unless you obtain financing or enter into a strategic transaction (e.g. merger, reorganization, sale of assets). You have also noted that your retailers have decided not to carry your product any longer and your contract packager has ceased packing your product. If you are able to obtain financing, will you be able to develop new contracts with retailers and find another contractor to package Acid+All®? Please provide a comprehensive explanation of the multiple problems you face and how these problems interrelate. Please revise your disclosure in the Summary, Risk Factors, MD&A and Business sections as applicable to discuss these problems.

Response to Comment #2

The prospectus has been revised to provide a comprehensive explanation of the multiple problems we face and how these problems interrelate.  The disclosure in the Summary (pages 1-2), Risk Factors (pages 21-23, 27, 32-33), MD&A (pages 39-40 and 43) and Business (pages 56-57, 61 and 64) sections have been revised to discuss these problems which all stem from a lack of financing.  The prospectus has also been revised to disclose in these sections that if we are able to obtain financing we may be able to develop new contracts with retailers and find another contractor to package Acid+All®.

Comment #3

3.
Please revise your disclosure on page 1 under “iVoice Spin-Offs” to state that three out of the four spin-offs did not result in an increase in market value. In addition, we refer to your disclosure in the subsection “Spin-Off of Thomas Pharmaceuticals” regarding how Thomas Pharmaceuticals may not be able to successfully put in place the financial, administrative and managerial structure necessary to operate as a separate public company. Please add a brief statement in this subsection that explains how some of iVoice’s prior spin offs have not been able to develop such structure and still rely on iVoice for financial, administrative and managerial support.

Response to Comment #3

We have revised our disclosure on page 2 under “iVoice Spin-Offs to Date” and elsewhere in the prospectus (pages 2-3, 8-9, 40 and 81) to state that three out of the four spin-offs did not result in an increase in market value.   We have also added disclosure in subsection “Spin-Off of Thomas Pharmaceuticals” on page 7 -8 and elsewhere in the prospectus (pages 40 and 81) to explain how two of iVoice’s prior spin-offs (namely iVoice Technology and SpeechSwitch) have not been able to develop the financial, administrative or managerial structure necessary to operate as a separate public company and that they still rely on iVoice for financial, administrative and managerial support.

Comment #4

4.
Also, if the market values have actually declined rather than ‘not increased’, please revise your disclosure on pages 1 to 6 to clarify that there has been a decline in value and quantify the decline for these three companies.

Response to Comment #4

The prospectus has been revised on pages 2-3, 8 and 9 in the prospectus to clarify that there has been a decline in the market value of the stock of Trey Resources, iVoice Technology and SpeechSwitch since the time of the spin-off.  The prospectus has been revised on page 3 to quantify the decline for these three companies by disclosing the high and low stock price of each such company at the time of the spin-off and as of a recent date.

Comment #5

5.
Please revise your disclosure to state in the carryover paragraph on pages 6-7 what types of financings you believe have caused the market values to decline. For example, were these financings private placements of convertible preferred debt or equity lines? Please explain briefly how those deals work and how they can affect the market.

Response to Comment #5

The prospectus has been revised on pages 3 and 8 to disclose that the companies have convertible debenture and equity line financings in place that may have caused the market values to decline.  The prospectus also includes a brief description on page 3 of how these types of financings work and how they can affect the market for a company’s securities.

Comment #6

Notes to Financial Statements, page F-9

Note 2- Summary of Significant Accounting Policies, page F-9

Accounts Receivable page F-10

6.
Given how you account for product returns, tell us and disclose why you recorded a provision for doubtful accounts in an amount greater than your sales for the three months ended March 31, 2007. It also appears that you should reflect an allowance for doubtful accounts of $43,095, not zero, on your balance sheet at March 31, 2007. Please revise your disclosure as necessary.

Response to Comment #6

Circumstances had changed subsequent to the year-end that made it necessary to record an allowance for doubtful accounts for accounts that had previously been determined to be collectable at December 31, 2006. The prospectus has been revised in the June 30, 2007 financial statements to clarify the provision for product returns and the bad debt allowance.

Comment #7

Note 8- Stockholders’ Deficit, page F-16

Class A Common Stock, page F-17

7.
We acknowledge your response to comment 5. It appears that you have not yet actually announced or recorded your 733,602/1 stock split. As indicated in our previous comment, please revise your financial statements and related disclosures to clearly indicate that it is not yet finalized. Such revisions may include the use of placeholder “footnote” or “header” language on your financial statements and in your independent auditors’ report that indicate the “proposed” status of the stock split. Once you have announced and recorded the proposed stock split, prior to requesting acceleration of effectiveness for your registration statement, please file an amendment to include a final, dual-dated report from your independent auditors, inclusive of an updated consent report and to remove all references in the document that allude to the fact that you have not yet finalized the stock split.

Response to Comment #7

The prospectus has been revised to reflect the changes that you suggested for the proposed 733,602-for-one stock split. The final prospectus will be revised to reflect the actual numerical stock split that will happen immediately prior to the effective date of the registration statement.

Comment #8

8.
Additionally, please ensure that you revise the disclosure in Note 8 to your audited financial statements and in the notes to your unaudited interim financial statements, presumably for the period ended June 30, 2007, to describe and accurately reflect the effects of the proposed stock split. For example, on page F-17 you state that you had “100 shares issued and outstanding” as of December 31, 2006 and 2005, which is inconsistent with your revised financial statement presentation.

Response to Comment #8

The prospectus has been revised to correct and conform the references to the Common Stock on the face of the balance sheet and in Note 8 of the audited financial statement and Note 9 of the unaudited financial statements.

If you have any questions or require any supplemental information after reviewing our responses contained in this letter and Amendment No. 3 to the Registration Statement, please do not hesitate to contact the undersigned at 609-452-6000.

Very truly yours,

/s/ Barbara J. Comly Barbara J. Comly

cc:           John E. Lucas, Chief Executive Officer